SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ______________________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934



                           For the month of: May 2005
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                               Given Imaging Ltd.
                               ------------------
               (Exact name of registrant as specified in charter)



                   13 Ha'Yetzira Street, Yoqneam 20692, Israel
                   -------------------------------------------
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F  X          Form 40-F
                                 ---                   ---


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes                   No  X
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                                EXPLANATORY NOTE


     On May 3, 2005, Given Imaging Ltd. held a conference call entitled "Q1 2005 Given Imaging Ltd. Earnings Conference Call". A copy of the transcript from this conference call is attached to this Form 6-K as Exhibit 99.1.

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

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        GIVEN IMAGING LTD.


Date:  May 5, 2005                      By: /s/ Zvi Ben David
                                            -----------------------
                                            Name:  Zvi Ben David
                                            Title: Vice President and
                                                   Chief Financial Officer

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                                  EXHIBIT INDEX


The following exhibit is filed as part of this Form 6-K:


Exhibit           Description
-------           -----------

99.1. Transcript of conference call held on May 3, 2005, entitled "Q1 2005 Given Imaging Ltd. Earnings Conference Call".